February 9, 2026

Kevin Veltman
Chief Financial Officer
MillerKnoll, Inc.
855 East Main Avenue
Zeeland , MI 49464

        Re: MillerKnoll, Inc.
            Form 10-K for the Fiscal Year Ended May 31, 2025
            Filed July 21, 2025
            File No. 001-15141
Dear Kevin Veltman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing